Exhibit 1


                                                           ICICI Bank Limited
                                                           ICICI Towers
                                                           Bandra Kurla Complex
[Logo] ICICI Bank                                          Mumbai 400 051
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News Release                                                     March 23, 2001

                          Divestment by ICICI Limited

The Bank has been informed by ICICI Limited that they have divested their shareholding in the Bank by way of sale of 18,963,351 equity shares in the secondary market out of 122,505,800 equity shares of the Bank held by them.

The sales were effected in two tranches, the first tranche was of 10,992,000 equity shares on March 15, 2001 and the second one of 7,971,351 equity shares on March 22, 2001. The share holding of ICICI Limited in our Bank has thus come down from 122,505,800 equity shares constituting 55.59 per cent, to 103,542,449 equity shares constituting 47 per cent of the post amalgamation (Bank of Madura Limited with the Bank) paid up capital of the Bank. With these divestments by ICICI, the Bank ceases to be a subsidiary of ICICI Limited as its stake in the Bank has come down to 47 per cent well below the prescribed limit of 51 per cent for a company to be a subsidiary of another, in terms of the provisions of
Section 4 of the (Indian) Companies Act, 1956.


          For investors' queries, contact :
                  Bhashyam Seshan
                  Phone  : (91)-22-653 8420 or 653 7460
                  e-mail :  bhashyams@icicibank.com

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          Except for the historical information contained herein,
          statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate',' likely', 'enable', 'enabling', 'intend', 'seek to', 'should' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.